

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

August 13, 2008

Mr. Peter Wanner
Chief Financial Officer
First National Power Corporation
219 – 227 Bellevue Way NE
Bellevue, WA 98004

>   **Re: First National Power Corporation**
>   **Amendment No. 1 to Form 10-KSB for Fiscal Year**
>   **Ended December 31, 2007**
>   **Filed July 30, 2008**
>   **File No. 333-62588**

Dear Mr. Wanner:

    We reviewed your filing and response letter dated July 30, 2008 to our comment letter dated July 21, 2008, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    We note that in your amended Form 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Please provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting in management's report on internal control over financial reporting. Refer to Item 308(T)(a)(2) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief